

"Our Company's long standing commitment to superior service, quality construction and integrity have culminated in our seventh consecutive record year."

M/I SCHOTTENSTEIN HOMES

ANNUAL REPORT 2002

2002 Highlights

- Seventh consecutive record year
- Over $1 Billion in revenue for the first time in history
- Record income, year-end backlog, gross margin and operating margin
- Twelfth consecutive year with homeowner approval rating of 95% or greater


Indianapolis, Indiana
Cincinnati, Ohio
Columbus, Ohio
Charlotte, North Carolina
Northern Virginia & Suburban Maryland
Orlando, Florida
Raleigh, North Carolina
Tampa, Florida
West Palm Beach, Florida

M/I Schottenstein Homes Profile

Founded in 1976, M/I Schottenstein Homes is one of the nation's leading builders of single-family homes. Since its inception, the Company has sold more than 53,000 homes under the M/I and Showcase Homes tradenames. During the past 27 years, M/I Schottenstein Homes has established an exemplary reputation based on a strong commitment to superior customer service, innovative design, quality construction and premier locations.

M/I Schottenstein Homes serves a broad segment of the market including first-time, move-up, luxury and empty-nester buyers. Listed on the New York Stock Exchange, the Company's stock is traded under the ticker symbol MHO.

Revenue
(in thousands)


$1,100,000
1,000,000
900,000
800,000
700,000
1998
1999
2000
2001
2002

Net Income
(in thousands)


$70,000
60,000
50,000
40,000
30,000
20,000
1998
1999
2000
2001
2002

Shareholders' Equity
(in thousands)


$350,000
300,000
250,000
200,000
150,000
1998
1999
2000
2001
2002

Income Statement Data
Year Ended December 31, (dollars in thousands, except per share amounts)

	2002	2001	2000	1999	1998
Revenue	$1,033,025	$976,766	$935,039	$852,445	$739,613
Gross Margin	249,273	221,554	198,972	184,570	151,114
Operating Income	123,010	101,210	90,918	83,180	59,681
Income Before Income Taxes	109,200	85,042	72,564	68,780	46,553
Net Income	66,612	55,282	44,444	41,611	27,651
Net Income Per Share (Diluted)	$4.30	$3.56	$2.76	$2.34	$1.63

Unit Data
Year Ended December 31, (dollars in thousands)

	2002	2001	2000	1999	1998
New Contracts	4,130	4,447	4,027	4,072	4,108
Homes Delivered	4,140	4,227	4,070	3,941	3,629
Backlog	2,321	2,331	2,111	2,154	2,023
Backlog Sales Value	$567,000	$559,000	$492,000	$490,000	$439,000
Backlog Average Sales Price	$244	$240	$233	$228	$217

Balance Sheet Data
At December 31, (dollars in thousands, except per share amounts)

	2002	2001	2000	1999	1998
Homebuilding Inventory	$451,217	$479,236	$449,434	$432,702	$323,500
Total Assets	578,458	612,110	567,642	531,562	427,147
Homebuilding Debt	62,658	164,227	182,519	196,675	131,793
Shareholders' Equity	339,729	279,891	228,889	200,512	166,640
Shareholders' Equity Per Share	$22.97	$18.74	$15.28	$12.06	$9.46

To Our Shareholders And Friends

2002 was another great year for M/I Homes. Our long standing commitment to superior service, quality construction and integrity have culminated in our seventh consecutive record year. We achieved record results in many areas including revenue, income, and backlog.

Net income for 2002 reached $66.6 million, an all-time record for our Company, and a 21% increase over the previous record set in 2001. Revenue exceeded $1 billion for the first time in our history. Our year-end backlog consisted of 2,321 homes with a record value of $567 million and a record average sales price of $244,000.

Our focus on margins and profitability has long been one of our core strengths. This was clearly evident in our 2002 results as gross margins for the year exceeded 24% and operating margins equaled 11.9% – both Company records. These strong margins once again place M/I Homes at or near the top of our industry.

The overall financial condition of our Company has never been stronger, with 2002's return on equity reaching 24% and year-end shareholders' equity reaching $340 million. Our record equity is even more impressive considering that during the past several years, we have invested $40 million in our stock repurchase program. In a year dominated by falling stock prices in the general market, we were pleased to announce a two-for-one stock split in June. For the year, our stock price increased 12% – following a 106% increase in 2001 and a 55% increase in 2000. Our stock outperformed both the S&P 500 and the S&P Homebuilding Index in 2002.

As pleased as we are with our financial performance, we know that our record-setting results would not have been possible without the exceptional customer service demonstrated by all of our employees and associates. As with any business, the future profitability of our Company is largely influenced by the success we have in achieving high levels of customer satisfaction. Perhaps the greatest vote of confidence we can receive is for M/I homeowners to recommend us to other potential buyers. In 2002, 99% of our homebuyers stated that they would recommend M/I Homes to others. This represents our twelfth consecutive year with a homeowner approval rating of at least 95%. We believe this standard is unmatched in our industry.

We consider our operating markets to be among the premier housing markets in the United States and continue to be very pleased with their results. We are committed to growth, and while most of our divisions had very strong years in 2002, we believe our Columbus, Indianapolis, Tampa, Orlando and Charlotte divisions offer the best future growth opportunities for M/I Homes.

Providing homes in desirable locations has been, and will always be, a crucial factor in our success and a continuing area of focus. We have consistently stated that we are in the subdivision business and we believe our current subdivisions are the best M/I has ever offered.

Given the strength of our markets, our strong year-end backlog and land position, and the quality and dedication of our management and employees, we eagerly look forward to 2003 and the years that follow. As we begin a new year of homebuilding excellence, we are well positioned as an industry leader to continue providing superior customer service, delivering homes of the highest quality, and maintaining our focus on increasing profitability and shareholder value.

We thank our shareholders for their support in helping us build a successful company with an exciting future. We thank our homebuyers for placing their trust in us to provide them with quality homes. And we thank the dedicated employees and associates of M/I Schottenstein Homes whose exceptional efforts and devotion to our customers have allowed us to become one of the nation's leading homebuilders.

February 14, 2003



Robert H. Schottenstein	Irving E. Schottenstein	Steven Schottenstein
President	*Chairman and Chief Executive Officer*	*Chief Operating Officer*


I wanted
my very own Bedroom
a Huge Yard to play in
somewhere to Ride My Bike
lots of new friends

A Place To Grow.











A homeowner approval rating of at least 95% for the past twelve years.

As always, homebuyers want a home where they can watch their families grow. They want communities where people know their neighbors and where kids can play in nearby parks and open green spaces. At M/I Homes, these ideas are integrated into the communities and home designs we offer.

We're designing many of our neighborhoods around certain eras and influences. Our home designs are also more flexible than ever, allowing families to build a home that changes with their lifestyle and needs.

That's why we've become one of the nation's largest homebuilders. Meeting the changing demands of today's homebuyers is one of the primary reasons M/I Homes has earned a minimum homeowner approval rating of 95% for the past twelve years. During 2002, our homeowner approval rating was 99% – a standard of excellence we believe is unmatched in our industry.


We had to have
Great Schools
for the kids
four Bedrooms
room to Grow
Convenience
FERNRIDGE

A Place To Call Home.







We focus on the customer's point of view when researching the best locations for our communities. Is it convenient? Is it in a good school district? Is it a desirable area? We know we will deliver a quality community in an exceptional location when we can answer yes to these questions.

Our goal with every community is to create a carefully planned, aesthetically pleasing neighborhood. We are intensely involved in all phases of land planning and development, which enables us to influence the look and feel of the community.

Today, elements of the past are captured in many of our communities through our attention to details and innovative land plans. More and more, we're designing our communities around parks, open green spaces and gazebos. We're also incorporating tree-lined streets, decorative streetlights, sidewalks, walking paths, preserves, lakes and other features to further complement the neighborhood.

"Themed" communities are among our most successful. From Mediterranean-inspired communities in Florida to Georgian-style communities in Ohio and Washington, D.C., our diverse line of products fulfills a variety of individual tastes. Trends such as increased outdoor living and neighborhood gatherings have inspired large front porches, recessed garages and common green spaces in many of our neotraditional neighborhoods.







Our diverse line of products allows for individual tastes

Late in 2002, we opened a new community in northeast Columbus called Upper Albany. A Traditional Neighborhood Development, Upper Albany features three distinct, newly designed, series of homes. The community's design promotes neighbor interaction, while large front porches, garages accessed by rear carriageways, parks and open green spaces enhance the aesthetics of the streetscape. In the first three months, over 60 homes were sold.

We remain conservative in our land acquisition policies and only purchase land that is zoned and serviceable by utilities. We seek to control a three- to five-year supply of land. Our expertise in acquiring and developing land, along with experienced management and marketing knowledge, gives us an advantage in controlling premier locations.

Keeping up with current trends enables us to maintain our competitive edge. We continually research new housing products, building techniques and consumer preferences to increase profitability and maximize customer satisfaction. And by partnering with governmental agencies, we are able to offer down payment assistance and work equity programs to reduce down payment requirements and allow homebuyers to participate in the construction of their new home.




I needed
an Entertainment room
an Office
a Security System
Peace of Mind

A builder who gives me Confidence.



Our Exclusive Confidence Builder Program

The Confidence Builder Program is designed to give M/I's homebuyers assurance during the building process. At various stages, we employ a series of checks and balances to ensure the overall quality of the home and give peace of mind to our homebuyers.

It begins with a Pre-Construction Conference, where detailed house plans are reviewed and the construction schedule is discussed. During this Conference, a hard hat is given to each M/I homebuyer. This is an invitation to visit the home during the construction process to view M/I's quality construction first-hand.

Also, we provide our customers with a Guaranteed Completion Date; we know this is one of the most important factors to buyers when building a new home. And, as various building steps are completed and inspected, the Personal Construction Supervisor signs a Quality Control Card, which is posted in the home, assuring it meets M/I's quality standards.

The Confidence Builder Program also includes the convenience of a Design Center in our Columbus, Indianapolis, Tampa and Cincinnati markets as well as our newest Design Center in Orlando,









opening in 2003. These Design Centers allow homebuyers to view and select interior and exterior options with assistance from a professional design consultant.

After construction is complete, buyers attend a Pre-Settlement Conference, which includes a walk-through of their new home. We guarantee the completion of any outstanding items before our buyers move into their home.

We offer a wide range of competitive mortgages

Our commitment to our homebuyers doesn't stop at the completion of the construction process. We offer comprehensive homeowner service after closing. We believe this contributes greatly to our superior homeowner approval rating.

Through M/I Financial Corp., our mortgage-banking subsidiary, we offer a wide range of competitive conventional and government mortgages at fixed and adjustable rates. Title services are also provided to meet our customers' needs. Our buyers enjoy the convenience of building, financing and closing entirely through M/I.

I had to have lots of **Designs**
Great Schools
a cozy **Fireplace**
Room to relax



A Builder I Trust.

Our homebuyers want exceptional locations, community amenities, innovative home designs, outstanding craftsmanship and superior levels of support and service. But, perhaps most importantly, today's buyers want a builder they can trust.

While competitors offer similar home styles and neighboring locations, the similarities stop there. We differentiate ourselves in many ways – especially through our dedication to quality and commitment to homeowner satisfaction. Our solid reputation continues to be built one home at a time.



Our experienced leadership team anticipates and prepares for change. A corporate team of seasoned professionals supports each operating division in the areas of land development, research and design, finance, marketing, legal, information systems, human resources and accounting. We work diligently in all areas to contribute to future growth.

The effectiveness of these business concepts is reflected in our performance. Growth in revenue and income has been dramatic and customer satisfaction is a steadfast principle that makes M/I Homes one of the nation's most respected and profitable homebuilders.

We will continue to focus on premier locations and innovative home designs as we look to the future. As always, we will continue to give superior customer service. And our strong, forward-thinking leadership will focus on increasing profitability and shareholder value.



Financial Review

Table of Contents

Selected Consolidated Financial Data

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)	**2002**	2001	2000	1999	1998
Income Statement (Year Ended December 31):					
Revenue	**$1,033,025**	$976,766	$935,039	$852,445	$739,613
Gross margin	**$ 249,273**	$221,554	$198,972	$184,570	$151,114
Income before cumulative effect of change in accounting principle	**$ 66,612**	$ 52,601	$ 44,444	$ 41,611	$ 27,651
Cumulative effect of change in accounting principle - net of income taxes	-	$ 2,681	-	-	-
Net income	**$ 66,612**	$ 55,282	$ 44,444	$ 41,611	$ 27,651
Net income per common share before cumulative effect of change in accounting principle:					
Basic	**$ 4.41**	$ 3.49	$ 2.82	$ 2.38	$ 1.65
Diluted	**$ 4.30**	$ 3.39	$ 2.76	$ 2.34	$ 1.63
Net income per common share:					
Basic	**$ 4.41**	$ 3.66	$ 2.82	$ 2.38	$ 1.65
Diluted	**$ 4.30**	$ 3.56	$ 2.76	$ 2.34	$ 1.63
Weighted average common shares outstanding:					
Basic	**15,104,456**	15,091,854	15,766,730	17,523,644	16,785,120
Diluted	**15,505,326**	15,529,844	16,112,222	17,766,378	16,975,744
Dividends per common share	**$ 0.10**	$ 0.10	$ 0.10	$ 0.10	$ 0.075
Balance Sheet (December 31):					
Total assets	**$ 578,458**	$612,110	$567,642	$531,562	$427,147
Notes and mortgage notes payable	**$ 41,458**	$144,227	$159,219	$162,075	$105,293
Subordinated notes	**$ 50,000**	$ 50,000	$ 50,000	$ 50,000	$ 50,000
Shareholders' equity	**$ 339,729**	$279,891	$228,889	$200,512	$166,640

Shares outstanding and per share data for prior periods have been adjusted for the 2-for-1 stock split effective June 19, 2002.

Selected Consolidated Quarterly Financial and Operating Data

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

	Three Months Ended			
(Dollars in thousands, except per share amounts)	**December 31, 2002**	**September 30, 2002**	**June 30, 2002**	**March 31, 2002**
New contracts, net	**907**	**1,059**	**1,081**	**1,083**
Homes delivered	**1,187**	**1,067**	**1,040**	**846**
Backlog at end of period	**2,321**	**2,601**	**2,609**	**2,568**
Revenue	**$297,515**	**$261,509**	**$258,439**	**$215,562**
Gross margin	**$ 68,480**	**$ 64,392**	**$ 62,467**	**$ 53,934**
Net income	**$ 15,894**	**$ 17,901**	**$ 16,898**	**$ 15,919**
Net income per common share:				
Basic	**$ 1.05**	**$ 1.18**	**$ 1.12**	**$ 1.06**
Diluted	**$ 1.03**	**$ 1.15**	**$ 1.09**	**$ 1.03**
Weighted average common shares outstanding:				
Basic	**15,074,651**	**15,168,259**	**15,141,925**	**15,031,816**
Diluted	**15,411,328**	**15,529,849**	**15,523,667**	**15,498,538**
Dividends per common share	**$ 0.025**	**$ 0.025**	**$ 0.025**	**$ 0.025**

	Three Months Ended			
(Dollars in thousands, except per share amounts)	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
New contracts, net	951	906	1,214	1,376
Homes delivered	1,303	1,167	980	777
Backlog at end of period	2,331	2,683	2,944	2,710
Revenue	$309,400	$266,834	$222,377	$178,155
Gross margin	$ 69,133	$ 59,566	$ 52,122	$ 40,733
Income before cumulative effect of change in accounting principle	$ 14,765	$ 15,012	$ 13,261	$ 9,563
Cumulative effect of change in accounting principle - net of income taxes	-	-	-	$ 2,681
Net income	$ 14,765	$ 15,012	$ 13,261	$ 12,244
Net income per common share before cumulative effect of change in accounting principle:				
Basic	$ 0.99	$ 0.99	$ 0.87	$ 0.64
Diluted	$ 0.96	$ 0.96	$ 0.85	$ 0.62
Net income per common share:				
Basic	$ 0.99	$ 0.99	$ 0.87	$ 0.82
Diluted	$ 0.96	$ 0.96	$ 0.85	$ 0.79
Weighted average common shares outstanding:				
Basic	14,921,720	15,224,248	15,194,162	15,026,992
Diluted	15,422,662	15,711,666	15,665,218	15,511,980
Dividends per common share	$ 0.025	$ 0.025	$ 0.025	$ 0.025

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

Our reportable segments are strategic business units that offer different products and services. The business segments are defined as homebuilding and financial services. The homebuilding operations include the development and sale of land and the construction and sale of single-family attached and detached homes. The homebuilding segment includes similar operations in several geographic regions which have been aggregated for segment reporting purposes. The financial services operations include the origination of mortgage loans and title services for purchasers of our homes. The loans and servicing rights are sold to outside mortgage lenders.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the homebuilding operations to lock in interest rates. Fees paid by the homebuilding segment to the financial services segment were at market prices for the services provided. Unallocated income before income taxes includes interest and intercompany profits from other segments. Unallocated expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Unallocated assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.

	Year Ended December 31,		
(In thousands)	**2002**	2001	2000
Revenue:			
Homebuilding	**$1,015,162**	$959,295	$920,059
Financial services	**23,812**	22,241	19,656
Intersegment	**(5,949)**	(4,770)	(4,676)
Total Revenue	**$1,033,025**	$976,766	$935,039
Depreciation and Amortization:			
Homebuilding	**$ 2,023**	$ 1,455	$ 1,604
Financial services	**101**	113	126
Unallocated amounts	**115**	441	393
Total Depreciation and Amortization	**$ 2,239**	$ 2,009	$ 2,123
Interest Expense:			
Homebuilding	**$ 13,362**	$ 15,642	$ 18,098
Financial services	**448**	526	256
Unallocated amounts	**-**	-	-
Total Interest Expense	**$ 13,810**	$ 16,168	$ 18,354
Income Before Income Taxes:			
Homebuilding	**$ 81,920**	$ 66,157	$ 52,440
Financial services	**15,590**	13,872	12,535
Unallocated amounts	**11,690**	5,013	7,589
Total Income Before Income Taxes	**$ 109,200**	$ 85,042	$ 72,564
Income Taxes:			
Homebuilding	**$ 30,818**	$ 25,690	$ 20,413
Financial services	**6,080**	5,291	4,635
Unallocated amounts	**5,690**	1,460	3,072
Total Income Taxes	**$ 42,588**	$ 32,441	$ 28,120
Assets:			
Homebuilding	**$ 504,802**	$537,871	$500,864
Financial services	**59,142**	54,175	50,586
Unallocated amounts	**14,514**	20,064	16,192
Total Assets	**$ 578,458**	$612,110	$567,642
Capital Expenditures:			
Homebuilding	**$ 540**	$ 10,090	$ 734
Financial services	**251**	77	47
Unallocated amounts	**20**	34	129
Total Capital Expenditures	**$ 811**	$ 10,201	$ 910

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

Results of Operations

Consolidated

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. Total revenue for 2002 was $1.0 billion, an increase of $56.3 million over 2001. The increase was the result of an increase of $55.9 million in homebuilding revenue and an increase of $1.6 million in financial services revenue. The increase in homebuilding was the result of growth of $42.8 million in housing revenue and $12.1 million in land revenue. Housing revenue increased as a result of a 6.7% increase in the average sales price of Homes Delivered. This was offset by a 2.1% decrease in the number of Homes Delivered. The increase in land revenue was primarily due to an increase in lot sales related to our exit from the Phoenix market. We also experienced increases in land sales in our Cincinnati, Orlando and Washington, D.C. markets. These increases were partially offset by decreases in Columbus and Indianapolis. The increase in financial services revenue was primarily attributable to increases in revenue earned from the sale of loans and increased earnings from title services.

Income Before Income Taxes. Income before income taxes increased $24.2 million over 2001. The increase related to both homebuilding and financial services, which experienced increases of $15.8 million and $1.7 million, respectively. The increase in homebuilding income was primarily due to increases in the average sales price of Homes Delivered and housing gross margins. The increase in financial services income was primarily the result of increased income from the sale of loans and the favorable interest rate environment during 2002. The increase in unallocated amounts from 2001 to 2002 was primarily due to certain administrative expenses recognized in 2001 related to exiting the Phoenix market that were not recognized in 2002.

For the year ended December 31, 2001, the cumulative effect of a change in accounting principle resulted in an increase in income of $2.7 million, net of income taxes. This accounting change was the result of the January 1, 2001 adoption of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which required us to record the value of interest rate swaps, certain loan commitments and forward sales of mortgage-backed securities at fair value. No such cumulative adjustment was required for the year ended December 31, 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue. Total revenue for 2001 was $976.8 million, an increase of $41.7 million over 2000. The increase was the result of an increase of $39.2 million in homebuilding revenue and an increase of $2.6 million in financial services revenue. The increase in homebuilding was the result of growth of $41.2 million in housing revenue offset by a decrease of $1.8 million in land revenue. Housing revenue increased as a result of a 3.9% increase in the number of Homes Delivered. The average sales price of Homes Delivered increased slightly in 2001. The decrease in land revenue was primarily due to a decrease in lot sales to outside homebuilders in the Washington, D.C. market. The increase in financial services revenue occurred as a result of increases in loan origination fees, the average loan amount, revenue earned from the sale of loans, title services and the effect of the adoption of SFAS 133.

Income Before Income Taxes. Income before income taxes increased $12.5 million over 2000. The increase related to both homebuilding and financial services, which experienced increases of $13.7 million and $1.3 million, respectively. The increase in homebuilding income was due to increases in the number of Homes Delivered and the housing gross margin. The increase in financial services income was primarily the result of increased income from the sale of loans due to increases in loan volume and the average loan amount, and the favorable interest rate environment during 2001.

For the year ended December 31, 2001, the cumulative effect of a change in accounting principle resulted in an increase in income of $2.7 million, net of income taxes. This accounting change was the result of the January 1, 2001 adoption of SFAS 133.

Seasonality and Variability in Quarterly Results

We have experienced, and expect to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. We believe that this seasonality reflects the tendency of homebuyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 2002 and 2001:

	Three Months Ended			
(Dollars in thousands)	**Dec. 31, 2002**	**Sept. 30, 2002**	**June 30, 2002**	**March 31, 2002**
Revenue	**$297,515**	**$261,509**	**$258,439**	**$215,562**
Unit data:				
New contracts, net	**907**	**1,059**	**1,081**	**1,083**
Homes delivered	**1,187**	**1,067**	**1,040**	**846**
Backlog at end of period	**2,321**	**2,601**	**2,609**	**2,568**

	Three Months Ended			
(Dollars in thousands)	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Revenue	$309,400	$266,834	$222,377	$178,155
Unit data:				
New contracts, net	951	906	1,214	1,376
Homes delivered	1,303	1,167	980	777
Backlog at end of period	2,331	2,683	2,944	2,710

Homebuilding Segment

The following table sets forth certain information related to our homebuilding segment:

	Year Ended December 31,		
(Dollars in thousands)	**2002**	2001	2000
Revenue:			
Housing sales	**$ 984,564**	$941,717	$900,507
Lot and land sales	**28,542**	16,438	18,257
Other income	**2,056**	1,140	1,295
Total revenue	**$1,015,162**	$959,295	$920,059
Revenue:			
Housing sales	**97.0%**	98.2%	97.9%
Lot and land sales	**2.8**	1.7	2.0
Other income	**0.2**	0.1	0.1
Total revenue	**100.0**	100.0	100.0
Land and housing costs	**78.7**	79.3	80.8
Gross margin	**21.3**	20.7	19.2
General and administrative expenses	**2.7**	2.8	2.9
Selling expenses	**6.4**	6.5	6.1
Operating income	**12.2**	11.4	10.2
Allocated expenses	**4.2**	4.5	4.5
Income Before Income Taxes	**8.0%**	6.9%	5.7%
Ohio and Indiana Region:			
Unit data:			
New contracts, net	**2,667**	2,931	2,481
Homes delivered	**2,730**	2,650	2,567
Backlog at end of period	**1,523**	1,586	1,305
Average sales price of homes in backlog	**$ 231**	$ 219	$ 209
Aggregate sales value of homes in backlog	**$352,000**	$348,000	$273,000
Number of active subdivisions	**85**	87	82
Florida Region:			
Unit data:			
New contracts, net	**924**	900	850
Homes delivered	**869**	906	725
Backlog at end of period	**541**	486	492
Average sales price of homes in backlog	**$ 227**	$ 213	$ 209
Aggregate sales value of homes in backlog	**$123,000**	$103,000	$103,000
Number of active subdivisions	**27**	28	28
North Carolina, Virginia and Maryland, and Arizona Region:			
Unit data:			
New contracts, net	**539**	616	696
Homes delivered	**541**	671	778
Backlog at end of period	**257**	259	314
Average sales price of homes in backlog	**$ 356**	$ 417	$ 369
Aggregate sales value of homes in backlog	**$ 92,000**	$108,000	$116,000
Number of active subdivisions	**28**	30	32
Total:			
Unit data:			
New contracts, net	**4,130**	4,447	4,027
Homes delivered	**4,140**	4,227	4,070
Backlog at end of period	**2,321**	2,331	2,111
Average sales price of homes in backlog	**$ 244**	$ 240	$ 233
Aggregate sales value of homes in backlog	**$567,000**	$559,000	$492,000
Number of active subdivisions	**140**	145	142

A home is included in "New Contracts" when our standard sales contract is executed. "Homes Delivered" represents homes for which the closing of the sale has occurred and title has transferred to the buyer. "Backlog" represents homes for which the standard sales contract has been executed, but which are not included in Homes Delivered because closings for these homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing and usually occur prior to the start of construction. Since we arrange financing with guaranteed rates for some of our customers, the incidence of cancellations after the start of construction is low. The cancellation rate for the years ended December 31, 2002, 2001 and 2000 was 21.4%, 22.1% and 18.3%, respectively. Unsold speculative homes, which are in various stages of construction, totaled 125, 105 and 107 at December 31, 2002, 2001 and 2000, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. Revenue for the homebuilding segment was $1.0 billion, an increase of 5.8%, or $55.9 million, from 2001 to 2002. This increase was due to a 4.5% increase in housing revenue and a 73.6% increase in land revenue. The increase in housing revenue was due to an increase of 6.7% in the average sales price of Homes Delivered. The average sales price of Homes Delivered increased in all our markets. The number of Homes Delivered decreased by 2.1% from 2001 to 2002. The largest decreases occurred in our Tampa, Charlotte and Phoenix markets. The increase in land revenue of $12.1 million was primarily attributable to lot sales relating to our exit from the Phoenix market. We also experienced increases in land sales in our Cincinnati, Orlando and Washington, D.C. markets that were partially offset by decreases in Columbus and Indianapolis.

Home Sales and Backlog. New Contracts recorded in 2002 decreased 7.1% over the prior year. New contracts decreased in the majority of our markets due primarily to economic conditions and fewer subdivisions. The number of New Contracts recorded in future periods will be dependent on numerous factors, including future economic conditions, timing of land acquisitions and development, consumer confidence, number of subdivisions and interest rates available to potential home buyers.

At December 31, 2002, the total sales value of our Backlog of 2,321 homes was approximately $567 million, representing a 1.4% increase in sales value and a 0.4% decrease in units compared to the levels recorded at December 31, 2001. The average sales price of homes in Backlog increased 1.8% from December 31, 2001, with increases occurring in all of our markets except Raleigh and Washington, D.C.

Gross Margin. The gross margin for the homebuilding segment was 21.3% for 2002, compared to 20.7% for 2001. The increase consisted of an increase in gross margin from housing sales of $23.2 million, or 11.5%, and an increase in gross margin from land and lot sales of $3.2 million. The increase in housing's gross margin was the result of acquiring and developing lots in premier locations, favorable housing economic conditions including low mortgage rates and improved operating efficiencies. The increase in land and lot sales' gross margin was due primarily to lots sold related to our exit from the Phoenix market. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the stage of development in which the sale takes place.

General and Administrative Expenses. General and administrative expenses increased from $26.7 million in 2001 to $27.1 million in 2002. As a percentage of revenue, general and administrative expenses decreased slightly from 2.8% of revenue in 2001 to 2.7% of revenue in 2002. The increase in dollars was primarily the result of increased incentive compensation due to increased earnings and homeowners' association dues to support our increase in operations.

Selling Expenses. Selling expenses increased from $62.5 million, or 6.5% of total revenue, in 2001 to $64.6 million, or 6.4% of total revenue, in 2002. The increase in expense was due to increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in the average sales price of Homes Delivered. Advertising expenses also increased slightly.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue. Revenue for the homebuilding segment was $959.3 million, an increase of 4.3%, or $39.2 million, from 2000 to 2001. This increase was due to a 4.6% increase in housing revenue offset by a 10.0% decrease in land revenue. The increase in housing revenue was due to an increase of 3.9% in the number of Homes Delivered. Homes Delivered increased in the majority of our markets, but most significantly in Indianapolis, Tampa and Orlando. The average sales price of Homes Delivered increased slightly in 2001 to $223,000. The decrease in land revenue of $1.8 million was primarily attributable to the Washington, D.C. market, where there was a significant decrease in lot sales to outside homebuilders in comparison to 2000.

Home Sales and Backlog. New Contracts recorded in 2001 increased 10.4% over the prior year. New contracts increased in the majority of our markets, but most significantly in Columbus, Indianapolis, Orlando and Cincinnati. We believe the increase was primarily attributable to the favorable interest rate environment in 2001.

At December 31, 2001, the total sales value of our Backlog of 2,331 homes was approximately $559 million, representing a 13.6% increase in sales value and a 10.4% increase in units compared to the levels recorded at December 31, 2000. The average sales price of homes in Backlog increased 3.0% from December 31, 2000, with increases occurring in all of our markets except Cincinnati and Orlando.

Gross Margin. The gross margin for the homebuilding segment was 20.7% for 2001, compared to 19.2% for 2000. The increase consisted of an increase in gross margin from housing sales of $22.6 million, or 12.6%, offset slightly by a decrease in gross margin from land and lot sales of $2.4 million. The increase in housing's gross margin was the result of improved operating efficiencies. We have also focused on acquiring or developing lots in premier locations to obtain higher margins. The decrease in land and lot sales' gross margin was due primarily to decreased lots sold in our Washington, D.C. market compared to 2000.

General and Administrative Expenses. General and administrative expenses increased slightly from $26.1 million in 2000 to $26.7 million in 2001. As a percentage of revenue, general and administrative expenses decreased slightly from 2.9% of revenue in 2000 to 2.8% of revenue in 2001.

Selling Expenses. Selling expenses increased from $56.5 million, or 6.1% of total revenue, in 2000 to $62.5 million, or 6.5% of total revenue, in 2001. The increase in expense was due to increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in Homes Delivered. Model expenses also increased slightly.

Financial Services Segment

The following table sets forth certain information related to our financial services segment:

	Year Ended December 31,		
(Dollars in thousands)	**2002**	2001	2000
Number of loans originated	**3,388**	3,428	3,218
Revenue:			
Loan origination fees	**$ 5,890**	$ 5,599	$ 5,078
Sale of loans	**10,523**	9,995	8,789
Other	**7,399**	6,647	5,789
Total Revenue	**23,812**	22,241	19,656
General & administrative expenses	**8,222**	8,369	7,121
Income Before Income Taxes	**$15,590**	$13,872	$12,535

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. Revenue for the year ended December 31, 2002 was $23.8 million, a 7.0% increase over the $22.2 million recorded for 2001. Loan origination fees increased 5.1% from 2001 to 2002. The increase was due to an increase in the average loan amount. At December 31, 2002, M/I Financial was operating in eight of our ten markets. In these eight markets, 90% of our Homes Delivered that were financed were through M/I Financial.

Revenue from the sale of loans increased 5.2% to $10.5 million in 2002. The increase was primarily due to an increase in the average loan amount and a favorable interest rate environment.

Revenue from other sources increased 11.3% from 2001 to 2002. The increase was primarily due to increased earnings from title services as a result of an increase in the number of loans closed.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2002 were $8.2 million, a 1.7% decrease over 2001. The decrease was a result of various general and administrative expenses decreasing as a result of lower volume.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue. Revenue for the year ended December 31, 2001 was $22.2 million, a 13.2% increase over the $19.7 million recorded for 2000. Loan origination fees increased 10.3% from 2000 to 2001. The increase was due to a 6.5% increase in the number of loans originated during 2001 compared to 2000, along with an increase in the average loan amount. At December 31, 2001, M/I Financial was operating in eight of our eleven markets. In these eight markets, 90% of our Homes Delivered that were financed were through M/I Financial.

Revenue from the sale of loans increased 13.7% to $10.0 million in 2001. The increase was primarily due to a higher volume of mortgages originated during 2001 compared to 2000. The increase was also due to lower interest rates beginning in the fourth quarter of 2000 that resulted in a majority of fixed rate mortgages. We entered into an agreement in late 2000 for the sale of servicing on fixed rate mortgages that locked in favorable servicing released premiums.

Revenue from other sources increased 14.8% from 2000 to 2001. This increase was primarily due to increased earnings from title services and an increase in loan application revenues.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2001 were $8.4 million, a 17.5% increase over 2000. This was caused primarily by an increase in incentive compensation due to an increase in net income and an increase in loan application expenses.

Other Operating Results

Corporate General and Administrative Expenses. Corporate general and administrative expenses increased to $26.6 million in 2002 from $22.9 million in 2001. As a percentage of total revenue, general and administrative expenses increased from 2.3% to 2.6%.

Corporate general and administrative expenses increased to $22.9 million in 2001 from $18.7 million in 2000. However, as a percentage of total revenue, general and administrative expenses increased from 2.0% to 2.3%. The increase in expense was the result of various general and administrative expenses increasing as a result of an increase in profitability.

Interest Expense. Homebuilding interest expense for 2002 decreased to $13.4 million from $15.6 million in 2001. Interest expense was lower in 2002 due to a decrease in the average borrowings outstanding and a decrease in capitalized interest of $0.7 million.

Homebuilding interest expense for 2001 decreased to $15.6 million from $18.1 million in 2000. Interest expense was lower in 2001 due to a decrease in the average borrowings outstanding. Interest expense also decreased due to a decrease in the weighted average interest rate. This was offset by an increase in capitalized interest of $1.9 million.

Income Taxes. The effective tax rate increased from 38.2% to 39.0% from 2001 to 2002. The increase is primarily attributed to higher state taxes in 2002.

The effective tax rate decreased from 38.8% to 38.2% from 2000 to 2001. The decrease is primarily attributed to lower state taxes in 2001.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. On an ongoing basis, management evaluates such estimates and judgments and makes adjustments as deemed necessary. Actual results could differ from these estimates using different estimates and assumptions, or if conditions are significantly different in the future. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Inventories: Inventories are recorded at cost which is not in excess of net realizable value. In addition to the costs of direct land acquisition, land development and home construction, inventory costs include capitalized interest, real estate taxes and indirect costs incurred during development and home construction. Those costs, other than capitalized interest, are charged to cost of sales as housing sales are closed. Capitalized interest is included in interest expense when the respective housing sales are closed. We assess these assets for recoverability in accordance with the provisions of SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition: Revenue from the sale of a home is recognized when the closing has occurred and the risk of ownership is transferred to the buyer. All associated homebuilding costs are charged to costs of sales in the period when the revenues from home closings are recognized. Homebuilding costs include land and land development costs, home construction costs (including an estimate of the costs to complete home construction), previously capitalized indirect costs and estimated warranty costs. Sales commissions are included in selling, general and administrative expense when the closing has occurred. All other costs are expensed as incurred.

We recognize financial services revenues associated with our title operations as homes are closed, closing services are rendered and title insurance policies are issued, all of which generally occur simultaneously as each home is closed. We recognize the majority of the revenues associated with our mortgage loan operations when the mortgage loans and related servicing rights are sold to third-party investors. We recognize mortgage loan origination fees when we close and fund the loans associated with the homes financed. All of the financial services mortgage loans and related servicing rights are sold to third-party investors. All of the underwriting risk associated with title insurance policies is transferred to third-party insurers.

Self-insurance: Self-insurance accruals are made for certain claims associated with employee health care, workers' compensation and general liability insurance. These accruals include management's estimates that may be based on historical loss development factors. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

Liquidity and Capital Resources

Our financing needs depend on sales volume, asset turnover, land acquisition and inventory balances. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our homebuilding activities. Our principal source of funds for construction and development activities has been from internally generated cash and from bank borrowings, which are primarily unsecured. See Safe Harbor Statement for further discussion of factors that could impact our source of funds.

Notes Payable Banks. At December 31, 2002, we had no bank borrowings outstanding under our Bank Credit Facility. The Bank Credit Facility permits borrowing base indebtedness not to exceed the lesser of $315 million or our borrowing base. This includes a maximum amount of $50 million in letters of credit. The Bank Credit Facility matures in March 2006.

We had $29 million outstanding as of December 31, 2002 under the M/I Financial loan agreement which permits borrowings of $30 million to finance mortgage loans initially funded by M/I Financial for our customers. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages. The agreement terminates in May 2003.

At December 31, 2002, we had the right to borrow up to $345 million under our credit facilities, including $30 million under the M/I Financial loan agreement. At December 31, 2002, we had $316 million of unused borrowing availability under our loan agreements. We also had $36 million of completion bonds and $15 million of letters of credit outstanding at December 31, 2002.

The $100 million decrease in notes payable banks-homebuilding operations from December 31, 2001 to December 31, 2002 reflects decreased borrowings primarily attributable to increased earnings from operations.

Subordinated Notes. At December 31, 2002, there were outstanding $50 million of Senior Subordinated Notes. The Notes bear interest at a fixed rate of 9.51% through August 2004 and at a slightly higher rate for two additional years, and mature in August 2006.

Mortgage Notes Payable. At December 31, 2002, mortgage notes payable outstanding were $13 million, secured by an office building, lots and land with a recorded book value of $18 million.

Land and Land Development. Single-family lots, land and land development costs decreased slightly from December 31, 2001 to December 31, 2002. We continue to purchase some lots from outside developers under contracts. However, we are strategically focusing on increasing raw ground purchases. We will continue to evaluate all of our alternatives to satisfy our increasing demand for lots in the most cost-effective manner.

We have interests in joint ventures and limited liability companies that engage in land development activities and are recorded using the equity method of accounting. These entities have no debt on their balance sheets.

Universal Shelf Registration. In April 2002, we filed a $150 million universal shelf registration statement with the Securities and Exchange Commission. Pursuant to the filing, we may, from time to time over an extended period, offer new debt and/or equity securities. Of the equity shares, up to 1 million common shares may be sold by certain shareholders who are considered selling shareholders. This shelf registration should allow us to expediently access capital markets in the future. The timing and amount of offerings, if any, will depend on market and general business conditions. No debt or equity securities have been offered for sale as of December 31, 2002.

Purchase of Treasury Shares. On December 10, 2002, our Board of Directors authorized the repurchase of up to $50 million worth of shares of outstanding common stock. This replaces and supercedes the unused portions of all of the preexisting repurchase programs that have previously been authorized. The purchases may occur in the open market and/or in privately negotiated transactions as market conditions warrant. As of December 31, 2002 we had purchased 3.5 million shares at an average price of approximately $11 and had approximately $48 million available to repurchase outstanding common shares from our current Board approval.

Impact of New Accounting Standards. In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets," which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the statement includes provisions for the reclassification of certain existing recognized intangibles such as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The adoption of SFAS 142 did not have a significant impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of," it retains the fundamental provisions of SFAS 121 for recognition and impairments of assets to be held and used, and assets to be disposed of by sale. This statement was effective on January 1, 2002. The adoption of SFAS 144 did not have a significant impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." This statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. We do not believe the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This Statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This Statement is effective for exit or disposal activities initiated after December 31, 2002. We do not believe the adoption of SFAS 146 will have a significant impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires additional disclosures for the year ended December 31, 2002. We do not expect the provisions of FIN 45 to have a significant impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. The transition provisions and the disclosure requirements of this Statement are effective for fiscal years ending after December 15, 2002. We continue to apply the intrinsic value-based method to account for stock options and have complied with the new disclosure requirements.

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements, none of which appear to apply to us at this time, are effective in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not expect the provisions of FIN 46 to have a significant impact on the consolidated financial statements.

Interest Rates and Inflation

Our business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease our potential market by making it more difficult for homebuyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them. Increases in interest rates would also increase our interest expense because the rate on the revolving loans is based on floating rates of interest. The weighted average interest rate for our outstanding debt was 8.9%, 8.3% and 8.5% for 2002, 2001 and 2000, respectively.

In conjunction with our mortgage banking operations, hedging methods are used to reduce our exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes.

In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. When we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date a home is started through the date of close. However, in certain situations, unanticipated costs may occur between the time of start and the time a home is constructed, resulting in lower gross profit margins.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In addition to historical information, this Management's Discussion & Analysis of Financial Condition and Results of Operations contains certain forward-looking statements, including, but not limited to, statements regarding our future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements that we make herein and in future reports and statements are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors including, but not limited to, those referred to below.

General Real Estate, Economic and Other Conditions. The homebuilding industry is significantly affected by changes in national and local economic and other conditions. Many of these conditions are beyond our control. These conditions include employment levels, changing demographics, availability of financing, consumer confidence and housing demand. In addition, homebuilders are subject to risks related to competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations and increases in real estate taxes and other local government fees. Interest rate increases also adversely affect the industry as it is impossible to predict whether rates will be at levels that are attractive to prospective homebuyers. Mortgage rates are currently at historically low levels. If mortgage interest rates increase, our business could be adversely affected.

Land Development Activities. We develop the lots for a majority of our subdivisions. Therefore, our short- and long-term financial success will be dependent upon our ability to develop these subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, we may make material expenditures for items such as acquiring land and constructing subdivision infrastructure (roads and utilities).

The Company's Markets. We have operations in Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; and the Virginia and Maryland suburbs of Washington, D.C. Adverse general economic conditions in these markets could have a material impact on our operations. In 2002, approximately 40% of our operating income was derived from operations in the Columbus market.

Competition. The homebuilding industry is highly competitive. We compete in each of our local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than we do. Builders of new homes compete not only for homebuyers, but also for desirable properties, financing, raw materials and skilled subcontractors. We also compete with the resale market for existing homes which provides certain attractions for homebuyers over the new home market.

Governmental Regulation and Environmental Considerations. The homebuilding industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection, building design, and construction and similar matters. This includes local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation also affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with home buyers. We must also obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although we cannot predict the impact on us to comply with any such requirements, such requirements could result in time-consuming and expensive compliance programs.

We are also subject to a variety of local, state and Federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws, which apply to any given project, vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays, cause us to incur substantial compliance costs (including substantial expenditures for pollution and water quality control) and prohibit or severely restrict development in certain environmentally sensitive regions. Although there can be no assurance that we will be successful in all cases, we have a general practice of requiring an environmental audit and resolution of environmental issues prior to purchasing land in an effort to avoid major environmental issues in our developments.

In addition, we have been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies or sewage facilities, delays in utility hookups or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of our operations without notice or recourse.

Risk of Material and Labor Shortages. The residential construction industry has, from time to time, experienced significant material and labor shortages in insulation, drywall, brick, cement and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. Continued shortages in these areas could delay construction of homes which could adversely affect our business. At this time, we are not experiencing any significant material or labor shortages and, therefore, do not anticipate a material effect for fiscal year 2002.

Significant Voting Control by Principal Shareholders. As of December 31, 2002, members of the Irving E. Schottenstein family owned approximately 26% of our outstanding common shares. Therefore, members of the Irving E. Schottenstein family have significant voting power.

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk results from fluctuations in interest rates. We are exposed to interest rate risk through the borrowings under our unsecured revolving credit facilities, which permit borrowings up to $345 million. To minimize the effect of the interest rate fluctuation, we have interest rate swap agreements with certain banks for a total notional amount of $225 million, of which $150 million to offset each other. Under the remaining $75 million, we pay fixed rates of interest. Assuming a hypothetical 10% change in short-term interest rates, interest expense would not change significantly, as the interest rate swap agreements would partially offset the impact.

Additionally, M/I Financial offers fixed and adjustable rate mortgage loans to buyers of our homes. The loans are granted at current market interest rates which are guaranteed from the loan lock date through the transfer of the title of the home to the buyer. M/I Financial hedges its interest rate risk using optional and mandatory forward sales to hedge risk from the loan lock date generally to the date a loan is closed. At December 31, 2002, the notional principal amount under these forward sales agreements was $139 million. The hedging agreements outstanding at December 31, 2002 mature within 90-120 days. Gains or losses on these agreements are marked to market monthly and are recorded as revenue or expense in the consolidated statements of income.

Deloitte &
Touche LLP

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of
M/I Schottenstein Homes, Inc.:

We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Columbus, Ohio
February 14, 2003

Consolidated Statements of Income

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

	Year Ended December 31,		
(Dollars in thousands, except per share amounts)	**2002**	2001	2000
Revenue	**$1,033,025**	$976,766	$935,039
Costs and expenses:			
Land and housing	**783,752**	755,212	736,067
General and administrative	**61,484**	57,473	51,734
Selling	**64,779**	62,871	56,320
Interest	**13,810**	16,168	18,354
Total costs and expenses	**923,825**	891,724	862,475
Income before income taxes	**109,200**	85,042	72,564
Income taxes (credit):			
Current	**47,628**	36,751	31,059
Deferred	**(5,040)**	(4,310)	(2,939)
Total income taxes	**42,588**	32,441	28,120
Income before cumulative effect of change in accounting principle	**66,612**	52,601	44,444
Cumulative effect of change in accounting principle - net of income taxes	**-**	2,681	-
Net income	**$ 66,612**	$ 55,282	$ 44,444
Earnings per common share - basic:			
Income before cumulative effect of change in accounting principle	**$ 4.41**	$ 3.49	$ 2.82
Cumulative effect of change in accounting principle - net of income taxes	**-**	.17	-
Net income	**$ 4.41**	$ 3.66	$ 2.82
Earnings per common share - diluted:			
Income before cumulative effect of change in accounting principle	**$ 4.30**	$ 3.39	$ 2.76
Cumulative effect of change in accounting principle - net of income taxes	**-**	.17	-
Net income	**$ 4.30**	$ 3.56	$ 2.76
Weighted average shares outstanding (in thousands):			
Basic	**15,104**	15,092	15,767
Diluted	**15,505**	15,530	16,112

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except par values)	December 31, 2002	2001
ASSETS:		
Cash	$ 953	$ 9,988
Cash held in escrow	381	560
Receivables	56,159	55,013
Inventories:		
Single-family lots, land and land development costs	269,863	287,110
Houses under construction	177,225	181,742
Model homes and furnishings - at cost (less accumulated depreciation: 2002 - $66; 2001 - $49)	1,948	7,761
Land purchase deposits	2,181	2,623
Building, office furnishings, transportation and construction equipment - at cost (less accumulated depreciation: 2002 - $7,798; 2001 - $7,453)	20,813	22,276
Investment in unconsolidated joint ventures and limited liability companies	20,333	22,457
Other assets	28,602	22,580
TOTAL ASSETS	$578,458	$612,110
LIABILITIES AND SHAREHOLDERS' EQUITY:		
LIABILITIES:		
Accounts payable	$ 58,187	$ 55,656
Accrued compensation	23,213	22,289
Customer deposits	17,089	18,487
Other liabilities	48,782	41,560
Notes payable banks - homebuilding operations	-	100,000
Note payable bank - financial services operations	28,800	30,000
Mortgage notes payable	12,658	14,227
Senior subordinated notes	50,000	50,000
TOTAL LIABILITIES	238,729	332,219
Commitments and Contingencies		
SHAREHOLDERS' EQUITY:		
Preferred stock - $.01 par value; authorized 2,000,000 shares; none outstanding	-	-
Common stock - $.01 par value; authorized 38,000,000 shares; issued 17,626,123 shares	176	88
Additional paid-in capital	65,079	62,954
Retained earnings	306,970	241,956
Treasury stock - at cost - 2,834,704 and 2,688,116 shares, respectively, at December 31, 2002 and 2001	(32,496)	(25,107)
TOTAL SHAREHOLDERS' EQUITY	339,729	279,891
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$578,458	$612,110

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance at December 31, 1999	16,633,680	$88	$62,282	$145,337	$ (7,195)
Net income	-	-	-	44,444	-
Dividends to shareholders, $0.10 per common share	-	-	-	(1,597)	-
Purchase of treasury shares	(1,738,200)	-	-	-	(15,568)
Stock options exercised	63,800	-	(151)	-	476
Deferral of executive and director stock	-	-	771	-	-
Executive deferred stock distributions	21,054	-	(155)	-	157
Balance at December 31, 2000	14,980,334	88	62,747	188,184	(22,130)
Net income	-	-	-	55,282	-
Dividends to shareholders, $0.10 per common share	-	-	-	(1,510)	-
Purchase of treasury shares	(357,400)	-	-	-	(5,657)
Stock options exercised	314,200	-	(640)	-	2,671
Deferral of executive and director stock	-	-	855	-	-
Executive deferred stock distributions	872	-	(8)	-	9
Balance at December 31, 2001	14,938,006	88	62,954	241,956	(25,107)
Net income	-	-	-	66,612	-
2-for-1 stock split, par value unchanged	-	88	-	(88)	-
Dividends to shareholders, $0.10 per common share	-	-	-	(1,510)	-
Income tax effect of stock options and executive deferred stock distributions	-	-	1,596	-	-
Purchase of treasury shares	(381,100)	-	-	-	(9,579)
Stock options exercised	156,140	-	107	-	1,458
Deferral of executive and director stock	-	-	1,154	-	-
Executive and director deferred stock distributions	78,373	-	(732)	-	732
Balance at December 31, 2002	**14,791,419**	**$176**	**$65,079**	**$306,970**	**$(32,496)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(In thousands)	Year Ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$66,612**	$55,282	$44,444
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from property disposals	**71**	12	165
Depreciation	**2,239**	2,009	2,123
Deferred income tax credit	**(5,040)**	(4,310)	(2,939)
Income tax benefit from stock transactions	**1,596**	-	-
Decrease (increase) in cash held in escrow	**179**	1,150	(882)
Increase in receivables	**(1,146)**	(5,054)	(9,971)
Decrease (increase) in inventories	**43,646**	(10,188)	10,219
Increase in other assets	**(982)**	(1,537)	(4,122)
Increase (decrease) in accounts payable	**2,531**	(11,688)	4,146
(Decrease) increase in customer deposits	**(1,398)**	5,045	(264)
Increase in other liabilities	**9,300**	15,956	10,387
Equity in undistributed income of unconsolidated joint ventures and limited liability companies	**(1,115)**	(880)	(802)
Net cash provided by operating activities	**116,493**	45,797	52,504
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	**(811)**	(6,105)	(910)
Investment in unconsolidated joint ventures and limited liability companies	**(14,283)**	(15,432)	(23,287)
Distributions from unconsolidated joint ventures and limited liability companies	**1,859**	2,226	1,016
Net cash used in investing activities	**(13,235)**	(19,311)	(23,181)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from bank borrowings - net of repayments	**(101,200)**	(12,500)	(4,900)
Principal repayments of mortgage notes payable	**(1,569)**	(7,418)	(4,695)
Dividends paid	**(1,510)**	(1,510)	(1,597)
Proceeds from exercise of stock options and deferred stock	**1,565**	2,032	327
Payments to acquire treasury shares	**(9,579)**	(5,657)	(15,568)
Net cash used in financing activities	**(112,293)**	(25,053)	(26,433)
Net (decrease) increase in cash	**(9,035)**	1,433	2,890
Cash balance at beginning of year	**9,988**	8,555	5,665
Cash balance at end of year	**$ 953**	$ 9,988	$ 8,555
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:			
Cash paid during the year for:			
Interest - net of amount capitalized	**$13,964**	$15,848	$17,870
Income taxes	**$44,217**	$37,050	$29,233
NON-CASH TRANSACTIONS DURING THE YEAR:			
Land and lots acquired with mortgage notes payable	**$ -**	$ 4,926	$ 6,739
Distribution of single-family lots from unconsolidated joint ventures and limited liability companies	**$15,663**	$14,661	$20,225
Non-monetary exchange of fixed assets	**$ -**	$ 4,096	-
Deferral of executive and director stock	**$ 1,154**	$ 855	$ 771
Executive and director deferred stock distributions	**$ 732**	$ 8	$ 155

See Notes to Consolidated Financial Statements.

PM/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

1. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; and the Virginia and Maryland suburbs of Washington, D.C. The Company designs, sells and builds single-family homes on finished lots, which it develops or purchases ready for home construction. The Company also purchases undeveloped land to develop into finished lots for future construction of single-family homes and for sale to others.

The Company conducts mortgage banking activities through M/I Financial Corp. ("M/I Financial") that originates mortgage loans primarily for purchasers of the Company's homes. The loans and the servicing rights are sold to outside mortgage lenders. The Company also has an investment in title insurance agencies that provide title services to purchasers of the Company's homes (see Note 2).

Cash and Cash Held in Escrow. Cash and cash held in escrow were primarily held in one bank at December 31, 2002 and 2001.

Inventories. Inventories are recorded at cost which is not in excess of net realizable value. Houses under construction include lot costs, construction costs, capitalized interest and indirect costs. These costs, other than capitalized interest, are charged to cost of sales as housing sales are closed. Capitalized interest is included in interest expense when the respective housing sales are closed. Lot costs are transferred to houses under construction from land costs when construction commences.

Depreciation on model home furnishings is recorded using an accelerated method over the estimated useful lives of the assets.

Land and development costs, capitalized interest and real estate taxes incurred during land development are allocated to each residential lot in a development phase based on relative estimated market values or the average cost basis, when appropriate. Reserves are established for inventories where the net realizable value is deemed to be less than cost. Management believes such reserves are adequate.

Interest. The Company capitalizes interest during land development and home construction. Capitalized interest is charged to interest expense as the related inventory is delivered to a third party. The summary of total interest is as follows:

	Year Ended December 31,		
(In thousands)	**2002**	2001	2000
Interest capitalized, beginning of year	**$12,187**	$10,337	$ 8,886
Interest incurred	**13,098**	18,018	19,805
Interest expensed	**(13,810)**	(16,168)	(18,354)
Interest capitalized, end of year	**$11,475**	$12,187	$10,337

Revenue Recognition. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer. Discounts and other sales incentives are included as a reduction of homebuilding revenue.

The following summarizes both housing and lot and land revenue and costs included in revenue and cost of revenue:

	Year Ended December 31,		
(In thousands)	**2002**	2001	2000
Housing revenue	**$984,564**	$941,717	$900,507
Housing costs	**759,207**	739,535	720,974
Lot and land revenue	**28,542**	16,438	18,257
Lot and land costs	**24,545**	15,677	15,093

M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees is recorded when each loan closes. M/I Financial sells its loans and servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when the loans are sold and the servicing is purchased by the investor. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to homebuyers (see Note 13). Hedging transactions are marked to market monthly and the resulting gains or losses are included in revenue.

Warranty Cost. The Company provides a two-year limited warranty on materials and workmanship and a thirty-year limited warranty against major structural defects. Warranty amounts are reserved as homes close to homebuyers and cover estimated material and outside labor costs incurred during the warranty period. The reserve amounts are based upon historical experience and geographic location. Warranty expense was $6,493,000, $6,773,000 and $7,061,000 for 2002, 2001 and 2000, respectively. The summary of warranty activity is as follows:

(In thousands)	**Year Ended December 31, 2002**
Warranty reserves, beginning of year	**$7,250**
Warranty expense	**6,493**
Payments made	**(6,510)**
Warranty reserves, end of year	**$7,233**

Depreciation. Depreciation of building, model and office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $2,239,000, $2,009,000 and $1,961,000 in 2002, 2001 and 2000, respectively.

Amortization. The costs incurred in connection with the issuance of Subordinated Notes (see Note 9) are being amortized over the terms of the related debt. Amortization of these costs is included in interest expense. Unamortized debt issuance costs of $597,000 and $759,000 relating to the Subordinated Notes are included in other assets at December 31, 2002 and 2001, respectively.

Advertising. The Company expenses advertising costs as incurred. The Company expensed $9,984,000, $8,686,000 and $7,768,000 in 2002, 2001 and 2000, respectively.

Per Share Data. Per share data is calculated based on the weighted average number of common shares outstanding during the year. The difference between basic and diluted shares outstanding is due to the effect of dilutive stock options and deferred stock. There are no adjustments to net income necessary in the calculation of basic or diluted earnings per share. All share and per share amounts have been adjusted for the 2-for-1 stock split effective June 19, 2002.

Profit Sharing. The Company has a deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totaled $1,900,000, $1,600,000 and $1,425,000 in 2002, 2001 and 2000, respectively.

Asset Impairments. Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether single-family lots, land and land development costs and property and equipment have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. We assess assets for recoverability in accordance with SFAS 144.

Impact of New Accounting Standards. In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the statement includes provisions for the reclassification of certain existing recognized intangibles such as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The adoption of SFAS 142 did not have a significant impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets to be Disposed of," it retains the fundamental provisions of SFAS 121 for recognition and impairment of assets to be held and used, and assets to be disposed of by sale. This statement was effective on January 1, 2002. The adoption of SFAS 144 did not have a significant impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." This statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS 64, "Extinguishments of Debt Made to

Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. The Company does not believe the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This Statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This Statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS 146 will have a significant impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires additional disclosures for the year ended December 31, 2002. The Company does not expect the provisions of FIN 45 to have a significant impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. The transition provisions and the disclosure requirements of this Statement are effective for fiscal years ending after December 15, 2002. The Company will continue to apply the intrinsic value-based method to account for stock options and has complied with the new disclosure requirements.

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements, none of which appear to apply to the Company at this time, are effective in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the provisions of FIN 46 to have a significant impact on the consolidated financial statements.

Deferred Stock Plans. Effective November 1, 1998, the Company adopted a non-qualified deferred compensation stock plan (the "Executives' Deferred Compensation Plan"). The purpose of the Executives' Deferred Compensation Plan (the "Plan") is to provide an opportunity for certain eligible employees of the Company to defer a portion of their compensation and to invest in the Company's common stock. Compensation expense recorded related to the Plan was $551,000, $686,000 and $624,000 in 2002, 2001 and 2000, respectively.

In 1997, the Company adopted the Director Deferred Compensation Plan to provide its directors with an opportunity to defer their director compensation and to invest in the Company's common stock.

Stock-Based Compensation. The Company accounts for its stock-based employee compensation plan, which is described more fully in Note 11, under the recognition and measurement principles of APB Option No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in thousands)	Year Ended December 31		
	2002	2001	2000
Net income, as reported	**$66,612**	$55,282	$44,444
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**2,153**	948	217
Pro forma net income	**$64,459**	$54,334	$44,227
Earnings per share:			
Basic - as reported	**$ 4.41**	$ 3.66	$ 2.82
Basic - pro forma	**$ 4.26**	$ 3.60	$ 2.81
Diluted - as reported	**$ 4.30**	$ 3.56	$ 2.76
Diluted - pro forma	**$ 4.16**	$ 3.50	$ 2.74

Reclassifications. Certain amounts in the 2000 and 2001 consolidated financial statements have been reclassified to conform with the 2002 presentation.

2. Transactions With Related Parties

Related parties are entities owned by, or partially owned by, certain shareholders of the Company or joint ventures and limited liability companies (see Note 4) in which investments by the Company are accounted for using the equity method.

In January 2003, the Company purchased land for approximately $2,200,000 that was under the control of M/I Real Estate Co. M/I Real Estate is owned by an officer of the Company. The price and terms are equivalent to what could have been obtained from a third party and was approved by the independent Board members prior to purchase.

3. Receivables

Receivables consist of the following:

(In thousands)	December 31, 2002	2001
Mortgage loans to be funded	**$54,141**	$52,853
Accounts receivable	**2,018**	2,160
Total receivables	**$56,159**	$55,013

Mortgage loans to be funded relate to houses closed on or before December 31, which were subsequently funded by unrelated lending institutions.

4. Investment in Unconsolidated Joint Ventures and Limited Liability Companies

At December 31, 2002, the Company had interests varying from 33% to 50% in joint ventures and limited liability companies that engage in land development activities. These interests are recorded using the equity method of accounting.

The Company receives its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $15,663,000, $14,661,000 and $20,225,000 in developed lots at cost in 2002, 2001 and 2000, respectively, and purchased lots totaling $107,000 in 2000 from the joint ventures and limited liability companies. No such lots were purchased in 2002 or 2001.

Summarized condensed combined financial information for the joint ventures and limited liability companies, which is included in the homebuilding segment, as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 is as follows:

Summarized Condensed Combined Balance Sheets:

(In thousands)	December 31, 2002	2001
Assets:		
Single-family lots, land and land development costs	**$40,938**	$49,458
Other assets	**1,468**	2,265
Total Assets	**$42,406**	$51,723
Liabilities and Partners Equity:		
Liabilities:		
Other liabilities	**$ 3,408**	$ 4,085
Total Liabilities	**3,408**	4,085
Partners' Equity:		
Company's equity	**$20,333**	22,820
Other equity	**18,665**	24,818
Total Partners' Equity	**38,998**	47,638
Total Liabilities and Partners' Equity	**$42,406**	$51,723

Summarized Condensed Combined Statements of Operations:

	Year Ended December 31,		
(In thousands)	2002	2001	2000
Revenue	$ 104	$ 139	$ 161
Costs and expenses	410	369	420
Loss	$(306)	$(230)	$(259)

Included in the Company's investment in joint ventures and limited liability companies at December 31, 2002 and 2001 is $290,000 and $379,000, respectively, of capitalized interest and other costs. Letters of credit totaling approximately $5,632,000 are outstanding at December 31, 2002 and serve as completion bonds for joint venture and limited liability company development work in progress.

The Company owns a 49.9% interest in two title insurance agencies and accounts for these investments under the equity method of accounting. The total of these investments was approximately $10,000 at December 31, 2002 and 2001. Approximately $2,002,000, $1,889,000 and $1,884,000 of title insurance premiums and closing fees were paid to these agencies in 2002, 2001 and 2000, respectively.

5. Lease Commitments

The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of 1 to 6 years. At December 31, 2002, the future minimum rental commitments totaled $6,653,000 under non-cancelable operating leases with initial terms in excess of one year as follows: 2003 - $3,986,000; 2004 - $1,587,000; 2005 - $488,000; 2006 - $297,000; 2007 - $278,000; and $17,000 thereafter.

The Company's total rental expense was $8,600,000, $8,603,000, and $7,594,000 for 2002, 2001 and 2000, respectively.

6. Preferred Stock

The Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights (excluding voting rights) and qualifications, limitations or restrictions thereon, of any series so established, including dividend rights, liquidation preferences, redemption rights and conversion privileges.

7. Notes Payable Banks

At December 31, 2002, the Company's homebuilding operations had no borrowings and letters of credit totaling $12,174,000 outstanding under a loan agreement with twelve banks. Borrowings under the loan agreement are at the Alternate Base Rate and are primarily unsecured. This agreement provides for total borrowing base indebtedness not to exceed the lesser of $315 million, including up to $50 million in outstanding letters of credit, under the revolving credit agreement or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The revolving credit facility expires in March 2006. The loan agreement contains covenants that require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, on the acquisition of undeveloped land and on the aggregate cost of certain types of inventory the Company can hold at any one time.

At December 31, 2002, $28,800,000 was outstanding under a revolving loan agreement with a bank pursuant to which the Company was permitted to borrow up to $30 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings based on the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Under the M/I Financial loan agreement, interest is calculated at LIBOR plus a margin. The agreement terminates in May 2003.

At December 31, 2002, the Company had $316.2 million of unused borrowing availability under its loan agreements. The weighted average interest rate of the Company's total bank borrowings was 8.9%, 7.7%, and 8.3% at December 31, 2002, 2001 and 2000, respectively, which includes the interest rate swaps as discussed below. Average borrowings were $83,189,000 in 2002 and $151,847,000 in 2001.

The Company has interest rate swap agreements for a total notional amount of $225 million, of which $150 million offset each other. The remaining $75 million have fixed interest rates ranging from 5.97% to 5.98% and expire in 2004. The swaps are not designated as hedges. The Company accounts for interest rate swaps in accordance with SFAS 133. This statement requires recognition of all derivative instruments in the balance sheet as either assets or liabilities and measures them at fair value. Any change in the unrealized gain or loss is recorded in current earnings. At December 31, 2002 and 2001, the Company recorded a net liability of $5,300,000 and $4,088,000, respectively, related to these derivative instruments. The mark-to-market fair value adjustment related to these instruments was recorded in general and administrative expenses in the income statement in the amount of $1,212,000 in 2002, $4,088,000 in 2001 and $0 in 2000.

8. Mortgage Notes Payable

Mortgage notes payable of $12,658,000 and $14,227,000 at December 31, 2002 and 2001, respectively, represent mortgages collateralized by a building and land and lots (book value of $18,403,000 and $20,421,000 at December 31, 2002 and 2001, respectively). At December 31, 2002, future principle payments under these mortgages are as follows: 2003 - $1,913,000, 2004 - $1,735,000; 2005 - $1,841,000, 2006 - $220,000, 2007 - $239,000 and $6,724,000 thereafter. Information relating to the building and land and lots is as follows:

	December 31, 2002		
(In thousands)	**Amount**	**Interest Rate**	**Maturity Date**
Building	**$ 7,732**	**8.117%**	**4/01/17**
Land and lots	**4,926**	**4.78%**	**5/31/05**
Total	**$12,658**	**-**	**-**

	December 31, 2001		
(In thousands)	Amount	Interest Rate	Maturity Date
Building	$ 7,893	8.117%	4/01/17
Land and lots	6,334	5.00%-5.77%	5/31/05
Total	$14,227	-	-

9. Subordinated Notes

In August 1997, the Company issued $50,000,000 of Senior Subordinated Notes. The Senior Subordinated Notes bear interest at a fixed rate of 9.51% through August 2004 and bear interest at a slightly higher rate for two additional years, maturing in August 2006. The Senior Subordinated Notes contain covenants that include restrictions on the incurrence of additional debt, stock repurchases and the payment of dividends similar to those under the Company's bank loan agreement (see Note 7).

10. Subsequent Events

On November 12, 2002 and February 11, 2003, the Board of Directors approved a $0.025 per share cash dividend payable to shareholders of record of its common stock on January 2 and April 1, 2003, payable on January 23 and April 24, 2003, respectively.

On December 10, 2002, the Board of Directors authorized the repurchase of up to $50 million worth of outstanding common stock. From January 1, 2003 through February 14, 2003, the Company purchased 318,300 shares of outstanding common stock at an average price of $27.

11. Stock Incentive Plan

The Company's Stock Incentive Plan includes stock option, restricted stock and stock appreciation programs, under which the maximum number of shares of common stock that may be granted under the plan in each calendar year shall be 5% of the total issued and outstanding shares of common stock as of the first day of each such year the plan is in effect. No awards have been granted under the restricted stock and stock appreciation programs. Stock options are granted at the market price at the close of business on the date of grant. Options awarded vest 20% annually over five years and expire after ten years. The following summarizes the transactions under the stock option program:

	Shares	Option Price Per Share	Weighted Avg. Exercise Price
Options outstanding at December 31, 1999	555,400	$3.38-$11.38	$ 7.19
Granted	150,700	6.69	6.69
Exercised	(72,600)	3.38-9.28	5.70
Forfeited	(39,700)	5.31-11.38	8.14
Options outstanding at December 31, 2000	593,800	$3.38-$11.38	$ 7.18
Granted	231,000	16.38	16.38
Exercised	(314,200)	3.38-11.38	6.47
Forfeited	(2,000)	16.38	16.38
Options outstanding at December 31, 2001	508,600	$3.38-$16.38	$11.76
Granted	225,500	28.55-30.76	28.57
Exercised	(156,140)	3.38-16.38	10.02
Forfeited	(45,000)	6.69-28.55	17.04
Options outstanding at December 31, 2002	**532,960**	**$5.31-$30.76**	**$18.92**

Options exercisable at:	Shares	Option Price Per Share	Weighted Avg. Exercise Price
December 31, 2000	192,980	$ 3.38-$5.44	
	116,940	6.69-8.07	
	81,680	9.28-11.38	
Total	391,600		$ 6.74
December 31, 2001	82,120	$ 3.38-$6.69	
	46,400	8.07-9.28	
	81,880	11.38-16.38	
Total	210,400		$ 9.92
December 31, 2002	**85,636**	**$ 5.31-$9.28**	
	88,140	**11.38-16.38**	
	42,400	**28.55-30.76**	
Total	**216,176**		**$14.87**

At December 31, 2002, options outstanding have a weighted average remaining contractual life of 8.09 years.

In February 2003, the Company granted options for an additional 231,000 shares with the same terms as the previous awards, at a price of $27.15, which represents the market value at the date of grant.

As required under SFAS 123, the fair value of each option grant was estimated on the date of grant. The Company used the binomial option-pricing model with the following assumptions used for grants in 2002: expected volatility of 56%; risk-free interest rate of 2.78%; dividend rate of 0.01%; and an expected life of 6 years. The Company used the binomial option-pricing model with the following assumptions used for grants in 2001: expected volatility of 31.99%; risk-free interest rate of 4.90%; dividend rate of 0.15%; and an expected life of 6 years. The Company used the binomial option-pricing model with the following assumptions used for grants in 2000: expected volatility of 29.54%; risk-free interest rate of 5.11%; dividend rate of 0.28%; and an expected life of 6 years.

12. Income Taxes

The provision for income taxes consists of the following:

	December 31,		
(In thousands)	**2002**	2001	2000
Federal	**$34,652**	$26,316	$23,781
State and local	**7,936**	6,125	4,339
Total	**$42,588**	$32,441	$28,120

Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

	December 31,		
(In thousands)	**2002**	2001	2000
Federal taxes at statutory rate	**$38,220**	$29,765	$25,397
State and local taxes - net of federal tax benefit	**5,158**	3,981	2,820
Other	**(790)**	(1,305)	(97)
Total	**$42,588**	$32,441	$28,120

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities are as follows:

	December 31,	
(In thousands)	**2002**	2001
Deferred tax assets:		
Warranty, insurance and other reserves	**$10,592**	$ 8,208
Inventory reserve	**5,720**	4,925
Inventories	**1,912**	1,415
State taxes	**1,352**	965
Deferred charges	**1,778**	249
Total deferred tax assets	**21,354**	15,762
Deferred tax liabilities:		
Depreciation	**2,194**	1,670
Prepaid expenses and deferred charges	**778**	750
Total deferred tax liabilities	**2,972**	2,420
Net deferred tax asset	**$18,382**	$13,342

13. Financial Instruments

M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 2002, M/I Financial is committed to fund $174,559,000 in mortgage loans to homebuyers. Of this total, approximately $144,353,000 are fixed rate loans and $30,206,000 are adjustable rate loan commitments. The loans are granted at current market interest rates which are guaranteed through the transfer of the title of the home to the buyer. Loan commitments that relate to the origination of mortgage loans that will be held for resale are considered derivative instruments. M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the lock date of the loan and the time the home closes. The method to be used is determined at the time of the loan lock based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed and waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at a minimum of 70% of the committed balance. At December 31, 2002, the Company has guaranteed the collectibility of nine loans to a third-party purchaser. We have estimated the potential loss under this guarantee to be a maximum of $400,000, which will expire December 2007. The Company has included reserves for this potential loss in its December 31, 2002 financial statements.

One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost, if any, of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $486,000, $292,000 and $59,000 in 2002, 2001 and 2000, respectively, related to purchase commitments from outside investors to acquire mortgage loans. At December 31, 2002, the Company had approximately $36,600,000 of commitments to deliver mortgage loans to outside investors.

The Company enters into forward sale agreements of mortgage-backed securities to reduce the interest rate risk associated with loans held for sale and commitments to fund loans. At December 31, 2002, the Company had forward sale agreements of mortgage-backed securities with notional amounts totaling $139,000,000 maturing within 90 - 120 days. These agreements are considered derivative instruments. Prior to the adoption of SFAS 133 on January 1, 2001, the Company deferred the related gain or loss until the related loans were closed and sold as the agreements qualified for hedge accounting.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. The fair values of the loan commitments and forward sale agreements of mortgage-backed securities are recorded as derivative assets or derivative liabilities on the Company's balance sheet. At December 31, 2002 and 2001, the Company recorded a net liability of $880,000 and $1,300,000, respectively, related to these derivative instruments. The mark-to-market fair value adjustment related to these two derivative instruments of $420,000 in 2002 and $1,300,00 in 2001 is recorded in current earnings.

The Company's interest rate swaps (see Note 7), were not designated as hedges under the provisions of SFAS 133. The statement requires such swaps to be recorded in the consolidated balance sheet at fair value. Changes in their fair value are recorded in the consolidated statement of income. The fair value of the Company's interest rate swaps is recorded in other liabilities and the change in their fair value is recorded in general and administrative expense. The Company's policy requires that swap contracts be used as hedges and be effective at reducing risk associated with the expense being hedged. Such contracts are designated at the inception of the contract.

To reduce the credit risk associated with accounting losses which would be recognized if counterparties failed completely to perform as contracted, the Company limits the entities that management can enter into a commitment with to the primary dealers in the market. The risk of accounting loss is the difference between the market rate at the time a counterparty fails and the rate the Company committed to for the mortgage loan and any purchase commitments recorded with that counterparty.

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	December 31, 2002		December 31, 2001	
(Dollars in thousands)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Assets:				
Cash, including cash in escrow	**$ 1,334**	**$ 1,334**	$ 10,548	$ 10,548
Mortgage loans to be funded	**54,141**	**57,282**	52,853	54,480
Accounts receivable	**2,018**	**2,018**	2,160	2,160
Liabilities:				
Notes payable banks	**28,800**	**28,800**	130,000	130,000
Forward sale of mortgage-backed securities	**1,396**	**1,396**	(1,290)	(1,290)
Mortgage notes payable	**12,658**	**12,658**	14,227	14,227
Subordinated notes	**50,000**	**50,000**	50,000	50,000
Accounts payable	**58,187**	**58,187**	55,656	55,656
Interest rate swap agreements	**5,300**	**5,300**	4,088	4,088
Commitments to extend real estate loans	**(515)**	**(515)**	2,626	2,626
Other liabilities	**89,084**	**89,084**	75,622	75,622
Unrecognized Financial Instruments:				
Letters of credit	-	**432**	-	515

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2002 and 2001:

Cash, Accounts Receivable, Accounts Payable and Other Liabilities. The carrying amounts of these items are a reasonable estimate of their fair value.

Mortgage Loans to be Funded. The estimated fair value of mortgage loans to be funded at December 31, 2002 and 2001 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 2002 and 2001.

Notes Payable Banks. The interest rates currently available to the Company fluctuate with the LIBOR rate of the lending institutions and thus their carrying value is a reasonable estimate of fair value.

Mortgage Notes Payable and Subordinated Notes. The estimated fair value was determined by comparing the interest rates and terms of the note agreements to debt instruments with similar terms and remaining maturities.

Commitments to Extend Real Estate Loans, Forward Sale of Mortgage-Backed Securities and Interest Rate Swap Agreements. The fair value of these financial instruments was determined based upon market quotes at December 31, 2002 and 2001.

Letters of Credit. Letters of credit and outstanding completion bonds of $48,165,000 and $48,190,000 represent potential commitments at December 31, 2002 and 2001, respectively. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

14. Commitments and Contingencies

At December 31, 2002, the Company had sales agreements outstanding, some of which have contingencies for financing approval, to deliver 2,321 homes with an aggregate sales price of approximately $567,000,000. At December 31, 2002, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $193,525,000. Purchase of properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

At December 31, 2002, the Company had outstanding approximately $48,165,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits and expire through August 2007.

The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the consolidated financial statements of the Company.

15. Business Segments

The business segment information for 2002, 2001 and 2000 included on page 24 of the annual report is an integral part of these consolidated financial statements.

Stock Market Prices and Dividends

The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO." As of January 31, 2003, there were approximately 380 record holders of the Company's common stock. At that time there were 17,626,123 shares issued and 14,664,919 shares outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

2002	**HIGH**	**LOW**
First quarter	**$30.85**	**$24.30**
Second quarter	**37.68**	**26.93**
Third quarter	**39.29**	**27.10**
Fourth quarter	**33.28**	**23.00**

2001	HIGH	LOW
First quarter	$16.87	$12.07
Second quarter	22.75	14.50
Third quarter	22.36	14.26
Fourth quarter	25.61	15.91

The highest and lowest prices for the Company's common stock from January 1, 2003 through February 14, 2003 were $30.25 and $26.43.

On November 12, 2002 and February 11, 2003, the Board of Directors approved a $0.025 per share cash dividend payable to shareholders of record of its common stock on January 2 and April 1, 2003, payable on January 23 and April 24, 2003, respectively.

On December 10, 2002, the Board of Directors authorized the repurchase of up to $50 million worth of outstanding common stock. From January 1, 2003 through February 14, 2003, the Company purchased 318,300 shares of outstanding common stock at an average price of $27.

EXECUTIVE OFFICERS

IRVING E. SCHOTTENSTEIN
Chairman and
Chief Executive Officer

ROBERT H. SCHOTTENSTEIN
President

STEVEN SCHOTTENSTEIN
Chief Operating Officer

PHILLIP G. CREEK
Senior Vice President,
Chief Financial Officer and
Treasurer

OTHER KEY OFFICERS

JAMES T. MASON
General Counsel

PAUL S. ROSEN
Senior Vice President

LLOYD T. SIMPSON
Regional President

DIRECTORS

IRVING E. SCHOTTENSTEIN (1*, 2)
Chairman and
Chief Executive Officer

FRIEDRICH K.M. BÖHM (2, 3, 4*)
Managing Partner and
Chief Executive Officer,
NBBJ

PHILLIP G. CREEK (1, 2)
Senior Vice President,
Chief Financial Officer and
Treasurer

THOMAS D. IGOE (2, 3*, 4)
Retired Senior Vice President,
Bank One NA

JEFFREY H. MIRO (2, 4)
Chairman,
Miro, Weiner and Kramer

ROBERT H. SCHOTTENSTEIN (1, 2)
President

STEVEN SCHOTTENSTEIN (1, 2)
Chief Operating Officer

DIRECTORS (continued)

LEWIS R. SMOOT, SR. (1, 2, 3, 4)
President and
Chief Executive Officer,
The Smoot Corporation

NORMAN L. TRAEGER (2*, 3, 4)
President,
The Discovery Group

(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Executive Officer Compensation Committee
** Chairman*

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
3 Easton Oval
Columbus, Ohio 43219
www.mihomes.com

STOCK EXCHANGE LISTING
New York Stock Exchange (MHO)

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company N.A.
C/O EquiServe, Inc.
150 Royall Street
Canton, MA 02021
(781) 575-3420
www.EquiServe.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Columbus, Ohio

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 9:00 A.M. on April 22, 2003, at the offices of the Company, 3 Easton Oval, Columbus, Ohio

FORM 10-K
Shareholders may receive a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K without charge by writing to:

Investor Relations
M/I Schottenstein Homes, Inc.
3 Easton Oval
Suite 500
Columbus, OH 43219

M/I SCHOTTENSTEIN HOMES
www.mihomes.com
3 Easton Oval, Suite 500, Columbus, Ohio 43219 • 614-418-8000

MHO-4470-AR-03